Exhibit 21.1
SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction of Organization

Subsidiaries of Republic First Bancorp, Inc.

Republic First Bank (dba Republic Bank)	Pennsylvania

Republic Capital Trust II	Delaware

Republic Capital Trust III	Delaware

Republic First Bancorp Capital Trust IV	Delaware